UNITED STATES
                        SECURITIES AND EXCHANGE COMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                         Commission file number: 0-19848

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Fossil, Inc. Savings and Retirement Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Fossil, Inc.
                               2280 N. Greenville
                             Richardson, Texas 75082

                              REQUIRED INFORMATION
                              --------------------

         The following financial statements shall be furnished for the plan:

         1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

         2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

         3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-6A-05).

         4. In lieu of the requirements of Item 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

         Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN
                    ----------------------------------------

               Financial Statements as of and for the Years Ended
            December 31, 1998 and 1997, Supplemental Schedules as of
               December 31, 1998, and for the Year Then Ended, and
                          Independent Auditors' Report

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN
                    ----------------------------------------

                                                                           Pages
                                                                           -----

Independent Auditor's Report                                                   2

Financial Statements:

   Statements of Net Assets Available for
   Benefits as of December 31, 1998 and 1997                                   3

   Statement of Changes in Net Assets Available for
   Benefits as of December 31, 1998                                            4

   Statement of Changes in Net Assets Available for
   Benefits as of December 31, 1997                                            5

   Notes to Financial Statements                                           6 - 9

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
   Purposes as of December 31, 1998                                           10

   Item 27d - Schedule of Reportable Transactions for the
   Year Ended December 31, 1998                                               11

Independent Auditors' Consent                                                 12

INDEPENDENT AUDITORS' REPORT


To the Advisory Committee Fossil, Inc.

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the "Plan") as of December 31,1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and the accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1998, (2) reportable transactions for the year ended December 31, 1998, and are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information and schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audits and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
-------------------------


June 21, 1999


                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                              December 31,      December 31,
                                                                                 1998               1997
                                                                           ----------------    ---------------
ASSETS

Investments, at Fair Value:
   Fidelity Mutual Funds:
      Retirement Government Money Market Fund                                   $   129,794        $   172,539
      Intermediate Bond Fund                                                        197,499            149,229
      Growth and Income Fund                                                      1,758,935          1,087,036
      Blue Chip Growth Fund                                                       1,828,337          1,124,335
   Fossil, Inc. Common Stock                                                        661,509            351,225
                                                                                -----------        -----------
      Total Investments                                                           4,576,074          2,884,364
                                                                                -----------        -----------

Cash                                                                                 68,045             43,802

Receivable Due from Fossil Partners, L.P.                                            15,723              6,327
                                                                                -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                                                $4,659,842         $2,934,493
                                                                                ===========        ===========



See notes to financial statements.


                                     FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                       FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                          SUPPLEMENTAL INFORMATION BY FUND

                                                -------------------------------------------------------------------------

                                                     Retirement
                                                     Government    Intermediate   Growth and    Blue Chip    Fossil, Inc.
                                                    Money Market       Bond         Income        Growth       Common
                                                        Fund           Fund          Fund          Fund         Stock        Totals
                                                ------------------------------------------------------------------------------------
Net Assets Available for Benefits,
  December 31, 1997                                    $167,545      $148,262     $1,097,012   $1,155,946     $365,728    $2,934,493


Investment Income:
  Net Appreciation in Fair Value of
   Investments                                                -         7,171        327,579      419,781      230,170       984,701
  Interest and Dividends                                  6,544         9,462         16,295        5,906        1,708        39,915
                                                      ---------      --------     ----------   ----------     --------    ----------
   Total Investment Income                                6,544        16,633        343,874      425,687      231,878     1,024,616
                                                      ---------      --------     ----------   ----------     --------    ----------

Additions:
  Rollover Transfers                                      2,918        11,675         12,277        9,996        6,451        43,317
  Contributions:
   Employer                                              11,311        15,375         70,715       70,822       22,892       191,115
   Employee                                              34,346        48,677        221,257      236,862       71,795       612,937
                                                      ---------      --------     ----------   ----------     --------    ----------
                    Total                                45,657        64,052        291,972      307,684       94,687       804,052
                    Contributions                     ---------      --------     ----------   ----------     --------    ----------

   Total Additions                                       48,575        75,727        304,249      317,680      101,138       847,369
                                                      ---------      --------     ----------   ----------     --------    ----------

Deductions:
  Benefits Paid                                           9,906         9,193         58,559       50,994       17,595       146,247
  Transfers Within Funds/Forfeitures Released            77,637        30,999       (101,270)     (17,644)      10,667           389
                                                      ---------      --------     ----------   ----------     --------     ---------
   Total Deductions                                      87,543        40,192        (42,711)      33,350       28,262       146,636
                                                      ---------      --------     ----------   ----------     --------     ---------

Net Assets Available for Benefits,
  December 31, 1998                                    $135,121      $200,430     $1,787,846   $1,865,963     $670,482    $4,659,842
                                                      =========      ========     ==========   ==========     ========    ==========

See notes to financial statements.



                                     FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                       FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                ----------------------------------------------------------------------
                                                  Retirement
                                                   Government    Intermediate   Growth and   Blue Chip    Fossil, Inc.
                                                  Money Market       Bond        Income        Growth       Common
                                                     Fund            Fund         Fund          Fund         Stock        Totals
                                                ---------------  ------------ ------------  ------------  -----------  ------------
              Net Assets Available for Benefits,
                      December 31, 1996                $157,072      $ 87,003   $  653,736    $  738,342     $183,266    $1,819,419

                     Investment Income:
               Net Appreciation in Fair Value of
                            Investments                       -         1,262      207,812       204,757      158,348       572,179
                 Interest and Dividends                   8,967         7,044       10,493         6,894           90        33,488
                                                      ---------     ---------   ----------    ----------     --------    -----------
                Total Investment Income                   8,967         8,306      218,305       211,651      158,438       605,667
                                                      ---------     ---------   ----------    ----------     --------    -----------


                             Additions:
                     Rollover Transfers                   1,478        12,437       19,482        14,738        8,848        56,983
                         Contributions:
                               Employer                  13,771        13,291       56,294        63,624       17,017       163,997
                               Employee                  36,172        36,641      158,828       186,357       46,221       464,219
                                                      ---------     ---------   ----------    ----------     --------    -----------
     Total Contributions                                 49,943        49,932      215,122       249,981       63,238       628,216
                                                      ---------     ---------   ----------    ----------     --------    -----------
                        Total Additions                  51,421        62,369      234,604       264,719       72,086       685,199
                                                      ---------     ---------   ----------    ----------     --------    -----------
                            Deductions:
                          Benefits Paid                   5,802         6,108       49,244        84,274       30,365       175,793
     Transfers Within Funds/Forfeitures Released         44,113         3,308      (39,611)      (25,508)      17,697            (1)
                                                      ---------     ---------   ----------    ----------     --------    -----------
                       Total Deductions                  49,915         9,416        9,633        58,766       48,062       175,792
                                                      ---------     ---------   ----------    ----------     --------    -----------

              Net Assets Available for Benefits,
                      December 31, 1997                $167,545      $148,262   $1,097,012    $1,155,946     $365,728    $2,934,493
                                                      =========     =========   ===========   ==========     ========    ===========



     See notes to financial statements.

                    FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accounting records of the Fossil, Inc. Savings and Retirement Plan (the "Plan"), sponsored by Fossil, Inc. ("Fossil" or the "Employer"), are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments are presented in the financial statements at fair value determined by quoted market prices at the close of business on December 31. The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments during the year. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income are recorded on an accrual basis.

Expenses:   Expenses incurred by the Plan are paid by Fossil.

Payment of Benefits: Benefits are recorded when paid. Included in net assets available for plan benefits as of December 31, 1998 and 1997, are $493,676 and $288,050, respectively, for amounts relating to terminated participants that had not been processed and paid as of year end.

Reclassifications: Certain prior year amounts have been reclassified for consistency purposes.

NOTE 2 - DESCRIPTION OF PLAN

The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Organization, Amendments, and General Provisions: The Plan is a defined contribution plan covering eligible employees of eligible United States Fossil subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is administered by Fossil Partners, L.P., a Fossil, Inc. affiliate.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions and Vesting: The Plan is qualified under Section 401(k) of the Internal Revenue Code (the "Code"). Employees are eligible to make contributions, after having been employed by Fossil for at least 12 months, from amounts subject to federal income tax and such amounts are characterized as salary deferral contributions by Fossil. The maximum salary deferral contribution per year is the lesser of 15% of gross pay or, according to the Code, $10,000 and $9,500 for 1998 and 1997, respectively. Th Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal.

Fossil generally makes a matching contribution at the rate of 50% of the first 3% of the participant's salary deferral contribution and 25% on the next 3% thereof. Fossil may also make additional profit sharing contributions at the discretion of the Plan's Advisory Committee. No such additional discretionary contributions were made for 1998 or 1997. Vesting in salary deferral contributions is 100%. Vesting in matching contributions is 20% per year of service. An employee is credited with a year of service when 1000 actual hours of service have been attained during a plan year (the 12 consecutive month period ending December 31).

Currently, participants can elect to have their contributions invested in any of several investment options which are described in Note 3. The participants can change elections and can also reallocate those funds already invested between available investment options effective at the beginning of each calendar quarter. The Plan also allows rollover transfers from other qualified plans. The Plan limits the participant's purchase of Fossil Common Stock to a maximum of 25% of salary deferral contributions. In the case of a transfer reallocation within the Plan or a rollover transfer into the Plan, there is a maximum of 25% of the participant's total balance that may be allocated to Fossil Common Stock.

In addition, hardship withdrawals are permitted for certain expenses including medical expense, tuition expenses, funeral expenses, purchase of a primary residence, needs to prevent eviction from principal residence, and needs arising from a participant's disability.

Forfeitures of non-vested employer contribution account balances are generally reallocated each year to the remaining participants based upon the participant's matching contribution for that quarter. The Plan additionally allows for forfeitures to be used to lower future employer contributions. For 1998, no forfeitures were reallocated. For 1997, all forfeitures were reallocated to the participants.

Distribution of Benefits: Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment. Prior to the age of 65, a participant, while employed, may make a withdrawal from his salary contributions account in the event that the participant has an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document.

Distributions of vested benefits under the Plan are paid to the participant or a beneficiary in the form of a lump sum or partial distribution.

Any withdrawals from the Plan will generally be subject to federal income tax. Taxes may be postponed by "rolling over" the proceeds to an individual retirement plan or to another qualified plan. An additional 10% excise tax may be imposed on the taxable portion of distributions and withdrawals before attaining age 65. The additional tax is not imposed for distributions made pursuant to death, disability, termination of employment after age 59 1/2, a qualified domestic order, and other reasons enumerated in the Code.

Amendment or Termination: Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan, and Fossil is not aware of any occurrences that could reasonably result in the termination of the Plan.



NOTE 3 - PLAN INVESTMENTS

The Plan's investments are held by Fidelity Investments (several of Fidelity's mutual funds) after being transferred from Fidelity Institutional Retirement Services Company (also, several of Fidelity's mutual funds) in November of 1998, and by Southwest Securities (Fossil Common Stock). The initial purchase of Fossil Common Stock by the Plan was through a stock issuance by Fossil and is in the Plan's name and on record at Southwest Securities. Fidelity Retirement Government Money Market Fund: This is a money market fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in obligations of the U.S. government and its agencies.

Fidelity Intermediate Bond Fund: This is a fund which seeks a high level of income by investing in high quality, fixed income obligations with a dollar weighted average portfolio maturing in three to five years.

Fidelity Growth and Income Fund: This is a fund which seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk by investing in securities of companies that offer growth of earnings potential while paying current dividends. The fund invests in any combination of common stock, convertible securities, preferred stock, and corporate bonds. Securities may be of foreign or domestic issuers.

Fidelity Blue Chip Growth Fund: This is a fund which seeks growth of capital over the long term by investing primarily in a diversified portfolio of common stocks of well known and established companies with at least 65% of these securities issued by "blue chip" companies.

Fossil Common Stock: This is a fund which invests in the common stock of Fossil.



                                                                      December 31, 1998

                                                                          Number
                                                                         of Plan                  Number of
                                                                        Participants            Units Held in
                                                        Unit               With                   Participant            Market
              Fund                                   Valuation           Balances                   Accounts              Value
--------------------------------------------------------------------------------------------------------------------------------

                           Fidelity Mutual Funds:
               Retirement Government Money Market     $ 1.00               107                       129,794         $   129,794
                                Intermediate Bond      10.27               123                        19,231             197,499
                                Growth and Income      45.84               222                        38,371           1,758,935
                                 Blue Chip Growth      50.39               224                        36,284           1,828,337
--------------------------------------------------------------------------------------------------------------------------------
                        Fossil, Inc. Common Stock      28.75               163                        23,009             661,509
--------------------------------------------------------------------------------------------------------------------------------




                                                                      December 31, 1997

                                                                          Number
                                                                         of Plan                  Number of
                                                                        Participants            Units Held in
                                                        Unit               With                   Participant            Market
              Fund                                   Valuation           Balances                   Accounts              Value
--------------------------------------------------------------------------------------------------------------------------------
                           Fidelity Mutual Funds:
               Retirement Government Money Market     $ 1.00               100                       172,539         $   172,539
                                Intermediate Bond      10.17               106                        14,673             149,229
                                Growth and Income      38.10               202                        28,531           1,087,036
                                 Blue Chip Growth      39.46               202                        28,493           1,124,335
--------------------------------------------------------------------------------------------------------------------------------
                        Fossil, Inc. Common Stock      16.67               133                        21,073             351,225
--------------------------------------------------------------------------------------------------------------------------------



NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated July 23, 1994, that the Plan qualifies under section 401(a) of the Code of 1986, as amended, and is exempt from federal income tax under section 501(a) thereof.

The Plan has been amended since receiving the last determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Elective contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and net profit from the sale of securities need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.

NOTE 5 - NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

The following table details the net change in fair value by type of investment:

                                                                                               Year Ended
                                                                                 ------------------------------------
                                                                                    December 31,      December 31,
                                                                                       1998               1997
                                                                                 -----------------  -----------------

                Fidelity Mutual Funds                                                     $754,531           $413,831
            Fossil, Inc. Common Stock                                                      230,170            158,348
                                                                                 -----------------  -----------------
      Net Appreciation in Fair Value of Investments                                       $984,701           $572,179
                                                                                 =================  =================

NOTE 6 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                               Year Ended
                                                                                 ------------------------------------
                                                                                     December 31,     December 31,
                                                                                         1998             1997
                                                                                 -----------------  -----------------

                  Net Assets Available for Benefits per the Financial Statements        $4,659,842         $2,934,493
             Less - Amounts Allocated to Withdrawing Participants                           36,055                428
                                                                                 -----------------  -----------------
              Net Assets Available for Benefits per the Form 5500                       $4,623,787         $2,934,065
                                                                                 =================  =================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                                            Year Ended
                                                                                                            December 31,
                                                                                                               1998
                                                                                                         -----------------


Benefits Paid to Participants per the Financial Statements                                                   $146,247
Add - Amounts Allocated to Withdrawing Participants at December 31, 1998                                       36,055
Less - Amounts Allocated to Withdrawing Participants at December 31, 1997                                        (428)
Add - Amounts Allocated to Withdrawing Participants at December 31, 1997 Forfeited                                389
                                                                                                         -----------------
       Benefits Paid to Participants per the Form 5500                                                       $182,263
                                                                                                         =================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.



                                     FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                            ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES






                                                                                                                      (e) Current
 (a)          (b) Identity of Issue         (c) Description of Investment                        (d) Cost                Value
 ---          ---------------------         -----------------------------                   ------------------     -----------------
              Fidelity Mutual               Retirement Government Money Market Fund              $  129,794           $  129,794
              Fidelity Mutual               Intermediate Bond Fund                                  196,607              197,499
              Fidelity Mutual               Growth and Income Fund                                1,705,762            1,758,935
              Fidelity Mutal                Blue Chip Growth Fund                                 1,715,902            1,828,337
              Fossil, Inc.                  Common Stock, $0.01 Par                                 256,388              661,509
                                                                                            ------------------     -----------------
                Total Investments                                                                $4,004,453           $4,576,074
                                                                                            ==================     =================


                                     FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

                                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                           YEAR ENDED DECEMBER 31, 1998




                                                                                                            (h)Current
                                                                                  (f)Expense              Value of Asset
                                                 (c)Purchase (d)Selling (e)Lease Incurred With (g)Cost  On Transaction   (i)Net Gain
(a)Identity of Party (b)Description of Investmemt   Price        Price    Rental  Transaction  of Asset       Date        or (Loss)
-------------------- ---------------------------- ----------------------------------------------------------------------------------
   Single
Fidelity Retirement    Intermediate Bond Fund           -      $  182,401     -           -     $  185,614  $  182,401    $ (3,213)
     Services
Fidelity Retirement    Growth & Income Fund             -       1,638,989     -           -      1,453,728   1,638,989     185,261
     Services
Fidelity Retirement    Blue Chip Growth Fund            -       1,672,813     -           -      1,483,098   1,672,813     189,715
     Services
Fidelity Institutional Intermediate Bond Fund     $  182,401                  -           -        182,401     182,401           0
     Brokerage
Fidelity Institutional Growth & Income Fund        1,638,989                  -           -      1,638,989   1,638,989           0
     Brokerage
Fidelity Institutional Blue Chip Growth Fund       1,672,813                  -           -      1,672,813   1,672,813           0
     Brokerage

   Series
Fidelity Retirement    Growth & Income Fund          259,503       -          -           -        259,503     259,503           0
     Services
Fidelity Retirement    Blue Chip Growth Fund         279,468       -          -           -        279,468     279,438           0
     Services
Fidelity Retirement    Intermediate Bond Fund        191,435       -          -           -        194,477     191,435      (3,042)
     Services
Fidelity Retirement    Growth & Income Fund             -       1,692,616     -           -      1,509,552   1,692,616     183,064
     Services
Fidelity Retirement    Blue Chip Growth Fund            -       1,718,435     -           -      1,529,191   1,718,435     189,244
     Services
Fidelity Institutional Intermediate Bond Fund        204,380       -          -           -        204,380     204,380           0
     Brokerage
Fidelity Institutional Growth & Income Fund        1,699,536       -          -           -      1,699,536   1,699,536           0
     Brokerage
Fidelity Institutional Blue Chip Growth Fund       1,740,996       -          -           -      1,740,996   1,740,996           0
     Brokerage


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-65980 on Form S-8, Registration Statement No. 33-77526 on Form S-8 and the Post-Effective Amendment No. 1 thereto and Registration Statement No. 333-70477 on Form S-8 of our report dated June 21, 1999, included in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 1998.



/s/     Deloitte & Touche, LLP
------------------------------
Dallas, Texas
June 29, 1999

                                   SIGNATURES

     The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the Advisory Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richardson, State of Texas, on June 29, 1999.

                               FOSSIL, INC. SAVINGS AND RETIREMENT PLAN



                               /s/ Randy S. Kercho
                               -------------------------------------------------
                               Randy S. Kercho, Member of the Advisory Committee


     Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Advisory Committee of the Fossil, Inc. Savings and Retirement Plan and on the dates indicated.

Signature                                                     Date
---------                                                     ----

/s/ Randy S. Kercho                                           June 29, 1999
------------------------------------
Randy S. Kercho


/s/ Dave Morgan                                               June 29, 1999
------------------------------------
Dave Morgan


/s/ Michael W. Barnes                                         June 29, 1999
------------------------------------
Michael W. Barnes

                                  Exhibit Index


Exhibit
Number                         Document Description
------                         --------------------

23(b)                     Consent of Deloitte & Touche (as contained on page 12)